James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK). Interim Chief Executive Officer and Director: Harold Wiens (USA) Company number: 485719 ARBN: 097 829 895 4 July 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 1 July 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. EXHIBIT 99.2

James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 30 June 2022 Dear Sir/Madam, Re: Disclosure of Holding below 4% Threshold Comet Asia Holdings II Pte. Ltd, Comet Asia Holdings I Pte. Ltd., KKR Asia III Fund Investments Pte. Ltd. and KKR Asian Fund III L.P. (each a KKR Entity) have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. The KKR Entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.995% ordinary share capital, as at 27 June 2022. This is based upon 17,793,779 shares held and a total of 445,431,671 voting rights on issue. Comet Asia Holdings II Pte. Ltd. 10 Changi Business Park Central 2, 01-02 Hansapoint, 486030, Singapore

DocuSign Envelope ID: D30EFADD-7569-4E5E-B740-734F607C5BE2

Page 2

The holdings dissection between entities before notification obligation on 26 June 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank N A Hong Kong	6,547,257	1.470%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,132,981	2.275%
Avanteos Investments Limited	Colonial First State Investments Limited	29,316	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	27,869	0.006%
Colonial First State Investments Limited	Northern Trust Company	1,196,661	0.269%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	45,677	0.010%
		17,979,761	**4.036%**

The holdings dissection between entities on notification obligation on 27 June 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank N A Hong Kong	6,547,257	1.470%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	9,936,993	2.231%
Avanteos Investments Limited	Colonial First State Investments Limited	29,316	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	27,875	0.006%
Colonial First State Investments Limited	Northern Trust Company	1,196,661	0.269%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	55,677	0.012%
		17,793,779	**3.995%**

DocuSign Envelope ID: D30EFADD-7569-4E5E-B740-734F607C5BE2

Page 3

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Monday, 27 June 2022	UBS Nominees Pty Ltd	Chess Depository Interests	Purchase	10,000	329,775.00
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	32	1,057.92
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	3	99.18
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	4	132.24
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	3	99.18
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	26	857.35
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	13	428.68
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	5	164.88
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12

DocuSign Envelope ID: D30EFADD-7569-4E5E-B740-734F607C5BE2

Page 4

Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	2	66.12
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	18	593.55
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	43	1,417.93
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	33.06
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	2	65.95
Monday, 27 June 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	5	164.88
Monday, 27 June 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Purchase	4,012	131,673.84
Monday, 27 June 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	200,000	6,587,840.00

Thank you for your attention in this matter.

Yours faithfully,

DocuSigned by:
Tan Yong Yi
4EC19138CF2E43E...

Tan Yong Yi
Director